Exhibit 1

Transaction in the Shares of the Issuer during the past Sixty Days

Nature of Transaction	Amount of Shares (Sold)	Price per Share ($)	Date of Sale

IMPACTIVE CAPITAL LP
(through the Impactive Funds)

Sale of Common Stock	(80,395)	30.1415	03/25/2025
Sale of Common Stock	(237,180)	30.1668	03/26/2025
Sale of Common Stock	(500)	30.0050	03/27/2025
Sale of Common Stock	(120,249)	29.0832	03/28/2025
Sale of Common Stock	(136,578)	27.6969	04/03/2025
Sale of Common Stock	(245,070)	25.6013	04/04/2025
Sale of Common Stock	(122,934)	25.6393	04/07/2025
Sale of Common Stock	(900)	26.5017	04/08/2025
Sale of Common Stock	(149,202)	26.9632	04/09/2025
Sale of Common Stock	(260,383)	25.3515	04/11/2025
Sale of Common Stock	(117,261)	26.1356	04/14/2025
Sale of Common Stock	(22,356)	26.6456	04/15/2025
Sale of Common Stock	(732,416)	31.4642	05/07/2025